

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2003 VOLUMES

(Santiago, Chile, July 7, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary second quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter 2003		Year to Date 2003	
Chile:	Volume	% Change	Volume	% Change
Beer	630,655	3.9%	1,758,647	3.8%
Soft Drinks	639,314	1.6%	1,470,904	-0.8%
Nectars	78,405	20.8%	149,261	22.7%
Mineral Waters	122,125	-3.2%	361,023	-2.0%
Wine - Domestic	125,613	0.7%	224,800	-4.6%
Wine - Export	116,027	-8.6%	227,372	12.3%
Total Chile[1]	**1,712,139**	**2.0%**	**4,192,008**	**2.1%**
Argentina:				
Beer	326,483	24.7%	859,290	26.4%
Wine - Domestic	6,080	NM	13,383	NM
Wine - Export	51,218	NM	100,038	NM
Total Argentina	**383,781**	**44.4%**	**972,712**	**41.6%**
TOTAL	**2,095,920**	**7.8%**	**5,164,721**	**7.8%**

CCU plans to release its consolidated second quarter results by the second week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

---

[1] It does not include pisco volumes.